UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2011 Results

Vuance Ltd. (the “Company”), a leading provider of Wireless Identification Solutions, completed its unaudited condensed financial statements for the quarter ending March 31, 2011.

The Company has focused its R&D, sales and marketing efforts on its core competencies, which include Active RFID technology, PureRFid Suite and Wireless Identification solutions, while continuing to perform its multi-year contracts, including for the provision of national biometric ID and other multi-ID issuing and control systems.

First Quarter 2011 Selected Unaudited Financial Results

Revenues from continuing operations for the first quarter ended March 31, 2011 increased 43% to $1.8 million compared to $1.3 million in the first quarter of 2010. The increase compared to the first quarter of 2010 was largely driven by an increase in revenue from the multi-ID division.

Gross profit from continuing operations increased 11% to $1.0 million for the first quarter compared to $0.9 million for the first quarter of 2010, Gross profit margin for the first quarter was 55% compared to 71% in the first quarter of 2010. The decrease in gross profit margins was attributed to changes in the Company’s mix of revenues, in the multi-ID division

Total operating expenses from continuing operations for the first quarter of 2011 were $1.0 million, compared to $1.4 million for the first quarter of 2010. The decrease compared to the first quarter of 2010 was mainly due to a decrease in general and administrative expenses and other income recorded in the present quarter.

The Company reported an operating income from continuing operations for the first quarter of $23,000 compared to an operating loss from continuing operations of $519,000 in the first quarter of 2010. The year-over-year change from operating loss to operating profit was largely driven by the increase in revenues and the decrease in operating expenses, as described above.

Net loss for the first quarter was $173,000, or $0.02 loss per basic and diluted share (based on a weighted average of 7.3 million shares) compared to a net loss of $858,000, or $0.15 loss per basic and diluted share (based on a weighted average of 5.7 million shares) in the first quarter of 2010.

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. The reported unaudited condensed financial statements are in accordance with United States generally accepted accounting principles, or US GAAP.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2011

	Mar-31		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	42	607	197
Restricted cash deposits	-	130	130
Trade receivables, net	614	706	752
Other accounts receivable and prepaid expenses	405	233	388
Inventories, net	253	200	197
Total current assets	1,314	1,876	1,664

SEVERANCE PAY FUND	247	295	234

PROPERTY AND EQUIPMENT, NET	105	144	110

Total assets	1,666	2,315	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2011

	Mar-31		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	86	70	-
Trade payables	1,435	944	973
Employees and payroll accruals	135	195	151
Advances from customers	697	208	1,010
Accrued expenses and other liabilities	1,560	2,813	2,244
Convertible bonds	2,967	587	122
Short-term loan and others	2,420	-	-
Total current liabilities	9,300	4,817	4,500

LONG-TERM LIABILITIES:
Convertible bonds	-	2,469	2,866
Long-term loan and others	-	1,826	2,259
Accrued severance pay	267	322	254
Total long-term liabilities	267	4,617	5,379

SHAREHOLDERS' DEFICIT:
Ordinary shares	113	89	113
Additional paid-in capital	41,503	41,029	41,360
Accumulated deficit	(49,517)	(48,237)	(49,344)
Total shareholders' deficit	(7,901)	(7,119)	(7,871)

Total liabilities and shareholders' deficit	1,666	2,315	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011

	3 months ended		year ended
	Mar-31		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	1,848	1,293	7,389
COST OF REVENUES	827	374	2,057

GROSS PROFIT	1,021	919	5,332

OPERATING EXPENSES:
Research and development	143	135	386
Selling and marketing	727	805	4,405
General and administrative	235	498	1,985
Other income	(107)	-	(396)
Total operating expenses	998	1,438	6,380

OPERATING (LOSS) INCOME	23	(519)	(1,048)

FINANCIAL EXPENSES, NET	(188)	(149)	(678)

LOSS BEFORE INCOME TAX	(165)	(668)	(1,726)

INCOME TAX	(8)	(11)	(50)

NET LOSS FROM CONTINUING OPERATIONS	(173)	(679)	(1,776)
LOSS FROM DISCONTINUED OPERATIONS	-	(179)	(189)

NET LOSS FOR THE PERIOD	(173)	(858)	(1,965)

LOSS PER SHARE - BASIC AND DILUTED:
Loss per share from continuing operations	(0.02)	(0.12)	(0.29)
Loss per share from discontinued operations	-	(0.03)	(0.03)

Net loss per share	(0.02)	(0.15)	(0.32)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	7,280,821	5,724,421	6,177,862

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By:	/s/ Arie Trabelsi
Name:	Arie Trabelsi
Title:	Chief Executive Officer

Date: June 30, 2011